AMERICAN CAMPUS COMMUNITIES, INC.
805 Las Cimas Parkway, Suite 400
Austin, TX 78746
July 29, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	American Campus Communities, Inc. File No. 001-32264 Form 10-K for the year ended December 31, 2008 Forms 10-Q for the quarter ended March 31, 2009
Ladies and Gentlemen:
     The following is the response of American Campus Communities, Inc. (the “Company”) to the comments contained in the Staff’s comment letter dated July 16, 2009 (the “Comment Letter”) concerning the above-referenced reports.
1.	The disclosure indicates that based on the guidance set forth in EITF 04-5 you consolidate certain joint venture investments because you exercise significant control over major operating decisions, such as approval of budgets, property management, investment activity and changes in financing. Please confirm to us that you are the general partner in these entities and the limited partners do not have the types of rights described in EITF 04-5 that would preclude consolidation by the general partner. Although substantive participating rights held by the limited partners in a partnership may preclude consolidation by the general partner under EITF 04-5, who is otherwise assumed to control the entity, your disclosure suggests these rights serve as the basis for consolidation in cases where you are not the general partner. Please refer to paragraphs 9 and 10 of EITF 04-5 and clarify your disclosure as appropriate.

The Company confirms that it is the general partner (or managing member, as applicable) of its consolidated joint venture investments. The Company additionally confirms that it has evaluated the types of rights held by the limited partners (or non-managing members, as applicable) in these entities in accordance with the guidance set forth in EITF 04-5, and has determined that such rights do not preclude consolidation by the Company.

2.	The disclosure indicates that incentive management fees are recognized when the incentive criteria are anticipated to be met. Please explain to us how you considered the guidance in Question 8 of SAB Topic 13 and EITF D-96 in deciding whether to recognize revenue based upon anticipated achievement

Securities and Exchange Commission
July 29, 2009

of the incentive criteria rather than when the incentive criteria are actually met.

For the year ended December 31, 2008, incentive management fees represented less than 1% of total revenue from all sources and approximately 12% of total management fee revenue. Only a few of the Company’s management agreements (the “Agreements”) contain incentive arrangements, with a majority of the incentive management fees based on a specified percentage of rental revenue earned pursuant to executed resident lease agreements in excess of the target set forth in the particular Agreement (the “Performance Target”). The Performance Target contained in the Agreements is intended to incentivize the Company to maximize the revenue potential at such property during the property’s leasing process, which the Company controls and administers. The business nature of the Company’s managed properties requires the Company to obtain resident leases for periods of one-year or less. Accordingly, the measurement period for the Performance Target is generally one year or less. This measurement period can span an academic year or a calendar year, depending on the property under management.

Upon completion of the leasing process, the Company evaluates the future revenue stream to be generated from the executed resident lease agreements for a property and compares that future revenue stream to the Performance Target contained in the applicable Agreement. The executed resident lease agreements provide for a future revenue stream well in excess (in most cases at least twice) the amount of the Performance Target. The Company then considers the cancellation risk of these executed leases (historically less than 1% of leases are cancelled) and the legal obligations of the residents contained in the lease agreements. At such time, the Company determines that the Performance Target will be achieved and recognizes the incentive management fee on a straight-line basis over the performance period in accordance with the guidance set forth in EITF D-96.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 29, 2009

     If you have any questions, please do not hesitate to contact the undersigned at (512) 732-1000.

Very truly yours,
/s/ Jonathan A. Graf
Jonathan A. Graf Executive Vice President and Chief Financial Officer